UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.                     )*

JMU Limited

(Name of Issuer)

Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

46647L 204(1)

(CUSIP Number)

Kaiming Hu
Room 3028, 3rd Floor, No. 18 Shangdi Xinxi Road
Haidian District, Beijing
People’s Republic of China
Phone: +86 10 53606428

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 3, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing 180 ordinary shares of the Issuer.

CUSIP No. 46647L 204	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kaiming Hu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

761,789,601
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

761,789,601
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

761,789,601
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.54%(2)
14.	TYPE OF REPORTING PERSON (see instructions)

IN

(2) Calculated based on the number in Row 11 above divided by 2,870,659,129 Ordinary Shares (excluding 36,249,120 Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share awards) issued and outstanding as of March 3, 2020 after the Acquisition (as defined below), as disclosed in the Share Purchase Agreement (as defined below).

CUSIP No. 46647L 204	Page 3 of 6 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.00001 per share (“Ordinary Shares”) of JMU Limited, a Cayman Islands company (the “Issuer”), whose principal executive offices are located at Room 003, Floor 15, Building No. 1B, No. 38 Zhongguancun Avenue, Haidian District, Beijing 100086, People’s Republic of China.

The Issuer’s American depositary shares, each representing one-hundred and eighty Ordinary Shares, are listed on the Nasdaq Capital Market under the symbol “MFH.” The Reporting Person (as defined below) only beneficially own the Ordinary Shares.

Item 2. Identity and Background.

(a) This Statement is being filed by Mr. Kaiming Hu, a citizen of People’s Republic of China (the “Reporting Person”).

(b) The principal business address of the Reporting Person is Room 3028, 3rd Floor, No. 18 Shangdi Xinxi Road, Haidian District, Beijing 100086, People’s Republic of China.

(c) The Reporting Person is not employed by any corporation or other entity currently.

(d)-(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a).

Item 3. Source or Amount of Funds or Other Consideration.

On March 2, 2020, Mr. Kaiming Hu, the Issuer, NBpay Investment Limited, an exempted company with limited liability incorporated under the laws of the British Virgin Islands (“NBpay”), and Beijing Kuali Yitong Technology Co., Ltd., a company with limited liability incorporated under the laws of the People’s Republic of China (“Kuali Yitong,” together with NBpay, the “Target Group”), entered into a share purchase agreement (the “Share Purchase Agreement”), pursuant to which, Mr. Kaiming Hu acquired 761,789,601 newly issued Ordinary Shares of the Issuer in consideration for the shares of NBpay held by Mr. Kaiming Hu, being all the issued and outstanding shares of NBpay and the control over Kuali Yitong through the contractual arrangement entered into by Kuali Yitong, Kuali Yitong’s shareholders and the Issuer’s subsidiary (the “Acquisition”),. Immediately following the closing of the Acquisition on March 3, 2020, NBpay became a wholly owned subsidiary of the Issuer, and Mr. Kaiming Hu held in the aggregate 761,789,601 Ordinary Shares.

The description of the Share Purchase Agreement is qualified in its entirety by reference to the complete text of the Share Purchase Agreement, which has been filed as Exhibit 99.1, and which is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 5 is hereby incorporated by reference in its entirety in this Item 4.

The Reporting Person acquired approximately 26.54% of the Issuer’s outstanding Ordinary Shares pursuant to the Share Purchase Agreement, for investment purposes. Consistent with such purposes, and subject to the limitations, rules and requirements under applicable law, limitations under the charter and bylaws of the Issuer, the Reporting Person, as a shareholder of the Issuer, may engage in communications with, without limitation, management of the Issuer, one or more members of the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Issuer, and such other matters as the Reporting Person may deem relevant to his investment in the Issuer.

CUSIP No. 46647L 204	Page 4 of 6 Pages

Although the Reporting Person has no present agreement to acquire additional securities of the Issuer, he intends to review his investment on a regular basis and, as a result thereof and subject to the terms and conditions of the transaction documents described in the Statement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by him in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the transaction documents described in the Statement. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change his intention with respect to any or all of such matters. In reaching any decision as to his course of action (as well as to the specific elements thereof), the Reporting Person currently expects that he would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The responses to Items 2, 4 and 6, and rows (7) through (13) of the cover page of this Statement are hereby incorporated by reference in their entirety in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is based on 2,870,659,129 Ordinary Shares (excluding 36,249,120 Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share awards) issued and outstanding as of March 3, 2020 after the Acquisition, as disclosed in the Share Purchase Agreement.

Except as disclosed in this Statement, the Reporting Person presently does not have the power to vote or to direct the vote or to dispose or direct the disposition of any Ordinary Shares that he may be deemed to beneficially own.

(c) Except as disclosed in this Statement, the Reporting Person did not effect any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Statement, to the best knowledge of the Reporting Person, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 3 and Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Person, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

CUSIP No. 46647L 204	Page 5 of 6 Pages

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
99.1	Share Purchase Agreement, dated as of March 2, 2020, by and among Kaiming Hu and other parties thereto

CUSIP No. 46647L 204	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2020

Kaiming Hu

/s/ Kaiming Hu